EXHIBIT 2

TPG-AXON ISSUES LETTER URGING SANDRIDGE ENERGY STOCKHOLDERS TO VOTE THE GREEN CONSENT CARD IN FAVOR OF ITS PROPOSALS BEFORE MARCH 15TH DEADLINE

- Notes Institutional Shareholder Services (ISS) Supports Replacing a Majority of the Board -

- Believes New Leadership Needed to Restore Value, Improve Governance, and Reestablish Credibility -

- Offers Highlights of Strategic Plan to Maximize Stockholder Value -

NEW YORK, NY (February 19, 2013) – TPG-Axon, beneficial owner of seven percent of the outstanding shares of SandRidge Energy, Inc. (NYSE: SD) (the “Company”), today issued an open letter to SandRidge stockholders urging them to vote the GREEN consent card in favor of its proposals to amend the Company’s bylaws and replace SandRidge’s entire Board of Directors with its slate of highly qualified director nominees.

In the letter TPG-Axon commented: “Strategic blunders, extraordinary spending and poor governance have caused SandRidge stock to decline almost 80 percent since the 2007 IPO. This destruction of value is not an accident – it has been a result of the choices made, and actions taken, by Tom Ward and the current Board of Directors.”

TPG-Axon requested that stockholders of record return their signed and dated GREEN consent cards before March 15, 2013, the deadline for submitting consents.

TPG-Axon highlighted that ISS, a respected independent and impartial proxy advisory firm, recommends SandRidge stockholders replace a majority of the Board, stating:

•	“The apparent failures of stewardship on this board are legion.”

•	“The company’s abrupt, piecemeal approach to corporate strategy and concomitant lack of capital discipline have increasingly limited the company’s financial flexibility, and engendered a deep distrust in the market.”

•	“…there is little reason to believe the [incumbent] outside directors who are specially charged with looking out for the interests of unaffiliated shareholders are best equipped to effect the necessary change at SandRidge.”

TPG-Axon noted that it believes if its comprehensive plan to restore and build value is implemented, SandRidge will emerge as a well-capitalized, attractive energy company with significant growth opportunities in its existing Mississippian acreage that should enable stockholders to realize Net Asset Value (NAV) per share of $10 to $12. TPG-Axon said that its highly qualified director nominees possess the necessary skills and experience to carry out its strategic plan, helping to restore market confidence and create value for stockholders in the process.

A full copy of TPG-Axon’s plan to restore and build value at SandRidge can be found by clicking the following link: http://www.shareholdersforsandridge.com/wp-content/uploads/2013/02/Creating-Value-at-SandRidge.pdf

In the letter, TPG-Axon concluded: “If appropriate steps are not taken to commit to a coherent strategy, restore investor confidence, drastically reduce overhead costs, and lower the cost of capital there is no telling what SandRidge will look like in the future. It is time to take back our Company and facilitate change and capture the dramatic upside we see for stockholders.”

For information on TPG-Axon’s proposals and on the process for voting shares in favor of those proposals, go to www.shareholdersforsandridge.com.

A full copy of TPG-Axon’s letter to SandRidge stockholders can be found below:

IT IS TIME FOR ALL SANDRIDGE STOCKHOLDERS TO ACT

- VOTE THE GREEN CONSENT CARD TODAY -

Dear Fellow SandRidge Energy Stockholders:

Strategic blunders, extraordinary spending and poor governance have caused SandRidge stock to decline almost 80 percent since the 2007 IPO. This destruction of value is not an accident – it has been a result of the choices made, and actions taken, by Tom Ward and the current Board of Directors. If the Company were run properly, we believe stockholders should realize Net Asset Value (NAV) per share of $10 to $12. However, without immediate change, we believe value will continue to be destroyed by wasteful spending, high financing costs and unsustainable levels of capital expenditures.

To restore value, we must take action now to replace Tom Ward and a majority of his incumbent Board.

We are at a critical point for SandRidge – over the next year, the Company is planning on spending an amount equal to almost 80 percent of our entire remaining market capitalization on compensation, overhead, financing costs, and capital expenditures. We cannot afford any more waste or missteps.

Can we trust Tom Ward and the current Board to make decisions in our best interests? Is the Company moving in the right direction, as he claims?

Consider the following:

•	Nine research analysts recently downgraded their rating on SandRidge – there are now more sell ratings on SandRidge stock than any of its self-described peers!
•	The share price has continued to decline sharply and severely underperformed its peers
•	Management reduced guidance for the Mississippian returns on the third quarter conference call, and has been forced to sell assets to make up for increased shortfalls in projected cashflow
•	Weak results from producing Mississippian wells in the SandRidge Royalty Trusts, which management has offered little explanation for

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Institutional Shareholder Services (ISS), a respected independent and impartial proxy advisory firm, after examining arguments from both sides, has recommended that SandRidge stockholders replace a majority of the Board, stating:

•	“The apparent failures of stewardship on this board are legion.”
•	“The company’s abrupt, piecemeal approach to corporate strategy and concomitant lack of capital discipline have increasingly limited the company’s financial flexibility, and engendered a deep distrust in the market.”
•	“From a stutterstepping business strategy and weak capital discipline which reduced financial flexibility so far that the sale of the company’s most valuable non-core asset cannot close its anticipated funding gap—to a compensation program which failed to tie pay to performance, making the CEO one of the highest paid in his industry even as shareholder value declined by nearly three quarters over his tenure—to approving numerous related-party transactions which, under public scrutiny, begin to look more like front-running the company’s own lease acquisitions than adding value unavailable through a less conflicted means—there is little reason to believe the outside directors who are specially charged with looking out for the interests of unaffiliated shareholders are best equipped to effect the necessary change at SandRidge.”
•	“Given the fact pattern underlying the dissidents’ extensive case for change, and the evidence of appropriately extensive advance planning to mitigate risks of unintended consequences, shareholder support for a majority change of the SandRidge board is warranted.”

Mr. Ward and the current Board have failed to adequately address serious governance and related party transaction issues we have outlined in extraordinary detail and that ISS has characterized as “transactions which, under public scrutiny, begin to look … like front-running the company.” While Mr. Ward and the Board would have you believe these issues are “non-material,” our continuing and exhaustive investigation into SandRidge’s related-party land transactions has identified an undeniable pattern of conflicted transactions of large proportions. The disregard for good governance and stockholder interests is appalling.

The following commentary from respected journalists summarizes the sentiment:

•	“Mr. Ward’s sense of entitlement is only exceeded by his disregard and hostility towards the shareholders, the owners of the company. Not surprisingly, as the fortunes of SandRidge are sloping down, he has been unloading his shares all along the way.” – Richard Finger, Forbes, 2/11/13
•	“Given SandRidge's documented governance shortcomings, the company needs to justify its current board, not just object to any alternative.” – Christopher Swann, Reuters Breakingviews, 2/11/13
  “The language in Ward's contract "doesn't pass the smell test," said Anne Sheehan, director of corporate governance for the California pension fund CalSTRS, which owns 880,000 SandRidge shares. This board has sanctioned what Ward is doing." – Michael Erman, Reuters, 2/6/13

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As ‘Rome Burns’ for stockholders, what has our current Board of Directors done?

•	Announced $21 million in compensation for Mr. Ward for 2012; yet again, an extraordinary amount relative to peers, and outrageous relative to the poor stock performance of the Company
•	Amended Mr. Ward’s employment agreement (December 2011) to actually expand the ability for Mr. Ward to compete with the Company!
•	Purchased a new, and even better, private jet for Mr. Ward’s personal use – a Falcon 900EX (which has a 6,000 mile flying range and lists for $35 million)
•	Approved more unexpected M&A, including the acquisition of Dynamic Offshore, and the sale of the Permian assets
•	Enacted a poison pill, and amended the bylaws to make changing the board more difficult

WE NEED REAL AND IMMEDIATE CHANGE NOW – BEFORE MORE MONEY IS SPENT AND IT IS TOO LATE

Unlike Mr. Ward, our interests are totally aligned with yours, and the independent director nominees we are proposing are committed to taking the necessary actions to “right the ship” to maximize stockholder value. We own 34,216,000 shares or seven percent (7 percent) of the Company. We are convinced that our shares, and yours, are significantly undervalued IF the Company can be better run, with a new CEO and new independent Board.

- VOTE THE GREEN CONSENT CARD TODAY – TIME IS RUNNING SHORT –

THIS VOTE NEEDS TO BE COMPLETED BY MARCH 15

However, without change, we believe that there will be little or no upside for stockholders in the coming years. Financing costs and overhead expenditures are simply too high and will continue to burn tremendous value at an alarming rate. Given the strain of massive financing needs for years to come, we believe the Company’s current model is unsustainable.

The following actions and programs are some of the key highlights of our potential comprehensive plan to capture the dramatic upside we see for stockholders:

•	Appoint a new CEO and new independent Chairman of the Board. The CEO search is already well underway, and we believe there will be many highly-qualified and experienced candidates for the role.
•	We believe the many qualified and committed operating employees at the field level of SandRidge are the ones driving value creation for the Company – not Mr. Ward. In order to restore and grow stockholder value, we will expend every effort to ensure these valuable employees understand that their future will be enhanced and secured under new leadership. We believe employees recognize that the status quo is not sustainable, and should welcome change that leaves the Company financially stable and profitable.

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•	Significant, but targeted, reductions in G&A spending, in order to bring overhead expenses down to sensible levels. We believe the Company can be operated effectively even with overhead reductions of $90-140 million, and this cashflow will be critical to reducing interest expense and debt over time. A significant portion of expense reduction could be realized in the near term, and we have made allowances for restructuring charges that may help accelerate streamlining of the Company.
•	Restructure executive compensation so it is performance driven and consistent with peers. Eliminate excessive perquisites, such as private planes and basketball tickets.
•	Further reduce debt and improve financial strength through the sale of non-core offshore assets. We believe these assets will be more valuable to a company with existing offshore capabilities and the financial and operational resources to manage existing production as well as invest in development.
•	Work with the Company’s debt holders to promptly restructure the debt, lowering costs and deploying the proceeds from the Permian sale to call or refinance at least $1.1bn of debt in June 2013. We believe that improved financial strength and a commitment to lower leverage goals will likely improve the perception of the Company in the debt market, reducing funding costs by at least 200-300bp.
•	Seek to monetize 30-50 percent of undeveloped acreage in the Mississippian, thereby reducing future capital expenditure requirements to affordable and sustainable levels. We believe value will be maximized by ‘biting off what we can chew,’ instead of drained by high financing costs, which we believe is likely to continue under the current management plan.
•	Consider the optimal means to monetize the value of the extensive infrastructure investment that has been made in the Mississippian water disposal system with a preference for retaining control.
•	We will work closely with financial advisors from the outset to ensure that any sale of assets is conducted in a thorough and sensible manner and avoids the perception of a fire-sale. We believe the current liquidity of the Company and our efforts on cost reduction will provide enough financial flexibility to take a value-maximizing and measured approach to asset sales.

By following the steps above, over time we believe SandRidge will emerge as a well-capitalized, attractive energy company with significant growth opportunities in its existing Mississippian acreage that should enable stockholders to realize Net Asset Value (NAV) per share of $10 to $12. We are confident our independent highly qualified director nominees possess the necessary skills and experience to carry out this strategic plan, restore market confidence and create value for stockholders in the process.

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SANDRIDGE POSSESSES SIGNIFICANT UNREALIZED VALUE. IT IS TIME FOR CHANGE

- VOTE THE GREEN CONSENT CARD -

If appropriate steps are not taken to commit to a coherent strategy, restore investor confidence, drastically reduce overhead costs, and lower the cost of capital, there is no telling what SandRidge will look like in the future. It is time to take back our Company and facilitate change and capture the dramatic upside we see for stockholders.

We urge you to VOTE THE GREEN CONSENT CARD in favor of our proposals and director slate. It is important that you submit your GREEN consent card AS SOON AS POSSIBLE. If you do not vote your shares, your shares will count as a vote FOR management. Importantly, if you receive a white consent card from SandRidge DO NOT return it.

If your shares are registered in your own name, please submit your consent by signing, dating and returning the enclosed GREEN consent card in the postage-paid envelope provided. If you hold your shares in "street" name with a bank, broker firm or other nominee, it is critical that you instruct the institution that holds your shares to execute a consent in favor of our proposals. We implore you to return your signed and dated GREEN consent card by February 28, 2013 or as soon as possible, to ensure your consent card is received by SandRidge prior to March 15, 2013, the deadline for submitting consents.

If you have any questions regarding your GREEN consent card or need assistance in executing your consent, please contact MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

Sincerely,

TPG-Axon Capital

About TPG-Axon Capital

TPG-Axon Capital is a leading global investment firm. Through offices in New York, London, Hong Kong and Tokyo, TPG-Axon invests across global markets and asset classes.

Contacts:

MacKenzie Partners, Inc.

Dan Burch or Larry Dennedy

(212) 929-5500

TPG-Axon:

Anton Nicholas

203-682-8245

Anton.Nicholas@icrinc.com

Phil Denning

203-682-8246

Phil.Denning@icrinc.com

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Jason Chudoba

646-277-1249

Jason.Chudoba@icrinc.com

TPG-AXON MANAGEMENT LP, TPG-AXON PARTNERS GP, L.P., TPG-AXON GP, LLC, TPG-AXON PARTNERS, LP, TPG-AXON INTERNATIONAL, L.P., TPG-AXON INTERNATIONAL GP, LLC, DINAKAR SINGH LLC AND DINAKAR SINGH (COLLECTIVELY, “TPG-AXON”) HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD TO BE USED TO SOLICIT WRITTEN CONSENTS FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. IN CONNECTION WITH

TPG-AXON'S INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT. ALL STOCKHOLDERS OF SANDRIDGE ENERGY, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY TPG-AXON, STEPHEN C. BEASLEY, EDWARD W. MONEYPENNY, FREDRIC G. REYNOLDS, PETER H. ROTHSCHILD, ALAN J. WEBER AND DAN A. WESTBROOK (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, TPG-AXON WILL PROVIDE COPIES OF THE DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE CONSENT STATEMENT ON SCHEDULE 14A FILED BY TPG-AXON WITH THE SEC ON JANUARY 18, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

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